Exhibit 3.2

CERTIFICATE OF ELIMINATION OF
THE FIXED RATE CUMULATIVE PERPETUAL PREFERRED STOCK, SERIES A,
OF
DISCOVER FINANCIAL SERVICES

Pursuant to Section 151(g)
of the General Corporation Law
of the State of Delaware

Discover Financial Services, a corporation organized and existing under the laws of the State of Delaware (the “Company”), in accordance with the provisions of Section 151(g) of the General Corporation Law of the State of Delaware, hereby certifies as follows:

1.
That, pursuant to Section 151 of the General Corporation Law of the State of Delaware and authority granted in the Amended and Restated Certificate of Incorporation of the Company, the Board of Directors of the Company, by resolution duly adopted, authorized the issuance of a series of 1,224,588 shares of Fixed Rate Cumulative Perpetual Preferred Stock, Series A, par value $0.01 per share (the “Preferred Stock”), and established the voting and other powers, preferences and relative, participating, optional or other rights, and the qualifications, limitations and restrictions thereof, and, on March 11, 2009, the Company filed a Certificate of Designation (the “Certificate of Designation”) with respect to such Preferred Stock in the office of the Secretary of State of the State of Delaware.

2.
That, pursuant to Section 151 of the General Corporation Law of the State of Delaware and authority granted in the Amended and Restated Certificate of Incorporation of the Company, the Board of Directors of the Company, by resolution duly adopted, authorized that the number of shares of Preferred Stock be decreased from 1,224,588 to 1,224,558, and, on April 22, 2009, the Company filed a Certificate of Decrease (the “Certificate of Decrease”) with respect to such Preferred Stock in the office of the Secretary of State of the State of Delaware.

3.
That the Board of Directors of the Company has adopted resolutions approving the repurchase of said Preferred Stock, including resolutions authorizing certain officers of the Company to execute and deliver such further documentation, and to take all such actions as any officer shall deem necessary, advisable or appropriate, in furtherance of the repurchase of such Preferred Stock, which includes the execution and filing of this Certificate, and said Preferred Stock was repurchased by the Company on April 21, 2010.

4.	That no shares of said Preferred Stock are outstanding and no shares thereof will be issued subject to said Certificate of Designation and Certificate of Decrease.

5.
That, accordingly, all matters set forth in the Certificate of Designation and Certificate of Decrease with respect to the Preferred Stock be, and hereby are, eliminated from the Certificate of Incorporation of the Company.

IN WITNESS WHEREOF, the Company has caused this Certificate to be executed by its duly authorized officer this 25th day of June, 2012.

DISCOVER FINANCIAL SERVICES

By:	/s/ Thomas G. Teichgraeber
	Name:	Thomas G. Teichgraeber
	Title:	Vice President, Assistant General Counsel and Assistant Secretary